October 7th, 2005

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
100 F Street, N.E.
Washington, D.C. 20549

Re:  Futuremedia Public Limited Company
Registration Statement on Form F-3
Filed September, 8, 2005
File No. 333-128173

Ladies and Gentlemen:

Futuremedia Public Limited Company (the “Company”) is transmitting for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-3, File No. 333-128173 (the “Registration Statement”).

Amendment No. 1 and this letter reflect the Company’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to John A. Schwallie dated September 30, 2005. The Company’s responses are numbered to correspond to the numbered comments of the Staff’s letter.

In connection with this response letter, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Futuremedia plc, Nile House, Nile Street, Brighton, East Sussex BN1 1HW, tel: +44(0)1273 829700, fax: +44(0)1273 829702, www.futuremedia.co.uk

Registered office: Nile House, Nile Street, Brighton, East Sussex BN1 1HW Registered in England No 1616681 VAT No GB376 832223

Form F-3 - Exhibit 5.1

Comment 1:	Your legal opinion filed as exhibit 5.1 to the registration statement states when “the Board of Directors of the Company has taken all necessary corporate action to approve the issuance of and establish the terms of the offering of the shares and related matters…the Shares will be validly issued, fully paid and nonassessable.” Please note that this is an inappropriate assumption to make in rendering a legal opinion required by Item 601(b)(5) of Regulation S-K, as it assumes a material fact underlying the opinion that is readily ascertainable. Please revise.

Response 1:	The Company acknowledges the Staff’s comments and has had legal counsel revise exhibit 5.1 to remove the inappropriate assumptions identified in the Staff’s comments.

Comment 2:	We note the statement “this opinion is addressed to and may be relied on solely by the addressee [and] it may not be regarded as addressed to or relied upon by any other person without our prior written consent.” It appears that counsel is disclaiming responsibility for its legal opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

Response 2:	The Company acknowledges the Staff’s comments and supplementally advises the Staff that this sentence was accidentally included within exhibit 5.1. The Company has asked legal counsel to amend the last paragraph on page 3 of exhibit 5.1 and legal counsel has removed this sentence from exhibit 5.1.

Futuremedia plc, Nile House, Nile Street, Brighton, East Sussex BN1 1HW, tel: +44(0)1273 829700, fax: +44(0)1273 829702, www.futuremedia.co.uk

Registered office: Nile House, Nile Street, Brighton, East Sussex BN1 1HW Registered in England No 1616681 VAT No GB376 832223

Please contact Mark Dorff of Brown Rudnick Berlack Israels LLP at (011 44) 20 7851 6005 should you require additional information or have questions regarding responses 1-2. Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Rebekah J. Toton of the Commission’s staff.

Very truly yours, FUTUREMEDIA PLC

By:	/s/ Mark Wilsher
Mark Wilsher, Chief Financial Officer
cc: Rebekah J. Toton (Via Fax)

Futuremedia plc, Nile House, Nile Street, Brighton, East Sussex BN1 1HW, tel: +44(0)1273 829700, fax: +44(0)1273 829702, www.futuremedia.co.uk

Registered office: Nile House, Nile Street, Brighton, East Sussex BN1 1HW Registered in England No 1616681 VAT No GB376 832223